SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                (Amendment No. 3)

                    Under the Securities Exchange Act of 1934


              Endorex Corporation (f/k/a ImmunoTherapeutics, Inc.)
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                   452916 40 6
                                 (CUSIP Number)


                    Paramount Capital Asset Management, Inc.
                         c/o Lindsay A. Rosenwald, M.D.
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 554-4300

                                 with a copy to:

                              David R. Walner, Esq.
                    Paramount Capital Asset Management, Inc.
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 554-4372
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)



                                 August 7, 1997
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following:
                                                                          |_|

Check the following box if a fee is being paid with this Statement:
                                                                          |_|

CUSIP NO. [452916406]                 13D                 PAGE 2 OF 13 PAGES

--------------------------------------------------------------------------------
     1     NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Paramount Capital Asset Management, Inc.
--------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)|_| (b)|_|
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
           OO (see Item 3 below)

--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)
                                                                        |_|
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

--------------------------------------------------------------------------------
                                       7      SOLE VOTING POWER
                                              None
                 NUMBER OF        ----------------------------------------------
                  SHARES               8      SHARED VOTING POWER
               BENEFICIALLY                   1,554,666
                 OWNED BY         ----------------------------------------------
                   EACH                9      SOLE DISPOSITIVE POWER
                 REPORTING                    None
                  PERSON          ----------------------------------------------
                   WITH                10     SHARED DISPOSITIVE POWER
                                              1,554,666
--------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,554,666

--------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                        |_|
--------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           76.9%

--------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*
           CO

--------------------------------------------------------------------------------

CUSIP NO. [452916406]                 13D                 PAGE 3 OF 13 PAGES

--------------------------------------------------------------------------------

     1     NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Aries Domestic Fund, L.P.

--------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)|_| (b)|_|
--------------------------------------------------------------------------------
    3      SEC USE ONLY


--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
           OO (see Item 3 below)

--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)
                                                                            |_|
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

--------------------------------------------------------------------------------
                                        7      SOLE VOTING POWER
                                               None
                 NUMBER OF         ---------------------------------------------
                  SHARES                8      SHARED VOTING POWER
               BENEFICIALLY                    474,621
                 OWNED BY          ---------------------------------------------
                   EACH                 9      SOLE DISPOSITIVE POWER
                 REPORTING                     None
                  PERSON           ---------------------------------------------
                   WITH                 10     SHARED DISPOSITIVE POWER
                                               474,621
--------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           474,621

--------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                             |_|
--------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           24.0%

--------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*
           PN

--------------------------------------------------------------------------------

CUSIP NO. [452916406]                 13D                 PAGE 4 OF 13 PAGES

--------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           The Aries Fund, A Cayman Island Trust
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)|_| (b)|_|

--------------------------------------------------------------------------------
    3      SEC USE ONLY


--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
           OO (see Item 3 below)

--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)
                                                                        |_|
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Cayman Islands

--------------------------------------------------------------------------------
                                       7      SOLE VOTING POWER
                                              None
                 NUMBER OF        ----------------------------------------------
                  SHARES               8      SHARED VOTING POWER
               BENEFICIALLY                   1,080,045
                 OWNED BY         ----------------------------------------------
                   EACH                9      SOLE DISPOSITIVE POWER
                 REPORTING                    None
                  PERSON          ----------------------------------------------
                   WITH                10     SHARED DISPOSITIVE POWER
                                              1,080,045
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,080,045

--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           54.1%

--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*
           OO (see Item 2)

--------------------------------------------------------------------------------

CUSIP NO. [452916406]                 13D                 PAGE 5 OF 13 PAGES

--------------------------------------------------------------------------------
     1     NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Lindsay A. Rosenwald, M.D.
--------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)|_| (b)|_|
--------------------------------------------------------------------------------
    3      SEC USE ONLY


--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
           OO (see Item 3 below)

--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)
                                                                     |_|
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States

--------------------------------------------------------------------------------
                                       7      SOLE VOTING POWER
                                              None
                 NUMBER OF        ----------------------------------------------
                  SHARES               8      SHARED VOTING POWER
               BENEFICIALLY                   1,554,666
                 OWNED BY         ----------------------------------------------
                   EACH                9      SOLE DISPOSITIVE POWER
                 REPORTING                    None
                  PERSON          ----------------------------------------------
                   WITH                10     SHARED DISPOSITIVE POWER
                                              1,554,666
--------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,554,666

--------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                          |_|
--------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           76.9%

--------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*
           IN

--------------------------------------------------------------------------------

Item 1.           Security and Issuer.

         (a)      Common Stock, $.001 par value ("Shares")

                  Endorex Corporation (f/k/a ImmunoTherapeutics, Inc.) (the "Issuer")
                  900 North Shore Blvd.
                  Lake Bluff, IL 60044
                  (847) 604-7555

Item 2.           Identity and Background.

         Names of Persons Filing:

         (a) This statement is filed on behalf of Paramount Capital Asset Management, Inc. ("Paramount Capital "), Aries Domestic
                  Fund, L.P. ("Aries Domestic"), The Aries Fund, A Cayman Island Trust ("Aries Trust") and Lindsay A. Rosenwald, M.D. ("Dr. Rosenwald")(collectively, "Reporting Parties"). See attached Exhibit A which is a copy of their agreement in writing to file this statement on behalf of each of them.

         (b) The business address of Paramount Capital, Aries Domestic and Dr. Rosenwald is 787 Seventh Avenue, New York, New York, 10019. The business address for Aries Trust is c/o
                  MeesPierson (Cayman) Limited, P.O. Box 2003, British American Centre, Phase 3, Dr. Roy's Drive, George Town, Grand Cayman.

         (c) Dr. Rosenwald is an investment banker, venture capitalist and fund manager and is the sole shareholder of Paramount Capital,/1/ a Subchapter S corporation



--------
/1/ Please see attached Exhibit B indicating the executive officers and directors of Paramount Capital and providing information called for by Items 2-6 of this statement as to said officers and directors. Exhibit B is herein incorporated by reference.

                  incorporated in Delaware. Paramount Capital is the General Partner of Aries Domestic,/2/ a limited partnership incorporated in Delaware and is the Investment Manager to Aries Trust,/3/ a Cayman Islands Trust.

         (d) Dr. Rosenwald, Paramount Capital, Aries Domestic and Aries Trust and their respective officers, directors, general partners, investment managers, or trustees have not, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Dr. Rosenwald, Paramount Capital, Aries Domestic and Aries Trust and their respective officers, directors, general partners, investment managers, or trustees have not been, during the five years prior to the date hereof, parties to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandat-ing activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f)      Dr. Rosenwald is a citizen of the United States.

Item 3.           Source and Amount of Funds or Other Consideration.

                  Since the date of Amendment No. 2 to the Original Statement on
                  Schedule 13-D ("Amendment No. 2"), filed on October 28, 1996, Aries Domestic used its general funds to extend a line of Credit to the Issuer in the amount of $175,000 for which Aries Domestic received 23,334 warrants to purchase shares of Common Stock of the Issuer and the Aries Trust used its general funds to extend a line of Credit to the Issuer in the amount of $625,000 for which the Aries Trust received 43,334 warrants to purchase shares of Common Stock of the Issuer. In addition, in a private placement of the Issuers securities, on July 16, 1997, Aries Domestic used its general funds to purchase 294,054 shares of Common Stock of the Issuer for an aggregate purchase price of $680,000 and the Aries Trust used its general funds to purchase 570,811 shares of Common Stock of the Issuer for an aggregate purchase price of $1,320,000.

Item 4.           Purpose of Transaction.

                  The Reporting Parties acquired shares of Common Stock of the Issuer as an investment in the Issuer.

                  Although the Reporting Parties have not formulated any definitive plans, they may from time to time acquire, or dispose of, Common Stock and/or other securities of the Issuer if and when they deem it appropriate. The Reporting Parties may formulate other purposes, plans or proposals relating to any of such securities of the Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors.

                  Except as indicated in this Schedule 13D, the Reporting Parties currently have no plans or proposals that relate to or would result in any of the matters described in subparagraphs
                  (a) through (j) of Item 4 of Schedule 13D.

Item 5.           Interest in Securities of the Issuer.

                  (a) As of July 16, 1997, Dr. Rosenwald and Paramount Capital, through acquisi- tion of the shares by the Aries Trust and Aries Domestic, beneficially

--------
/2/ Please see attached  Exhibit C indicating the general partner of Aries
    Domestic and the general partner's executive officers and directors and providing information called for by Items 2-6 of this statement as to said general partners, officers and directors. Exhibit C is herein incorporated by reference.

/3/ Please see attached Exhibit D indicating the investment manager of the Aries Trust and the investment manager's executive officers and directors and providing information called for by Items 2-6 of this statement as to said investment manager and officers and directors. Exhibit D is herein incorporated by reference.

    owned 1,554,666 shares or 79.6% of the Issuer's securities and Aries Domestic and the Aries Trust beneficially owned as follows:

                                             Amount Owned
                                             ------------
    Aries Domestic                                474,621 Shares
    Aries Trust                                 1,080,045 Shares

                  (b) Dr. Rosenwald and Paramount Capital share the power to vote or to direct the vote, to dispose or to direct the disposition of those shares owned by each of Aries Domestic and Aries Trust.

                  (c) No open market transactions were made by Aries Domestic and the Aries Trust in the past 60 days.

                         Other than as set forth herein the Reporting Parties have not engaged in any transactions in the Common Stock of the Issuer during the past 60 days.

                  (d) & (e)         Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

                  Paramount Capital is the Investment Manager of the Aries Trust and the General Partner of Aries Domestic and in such capacities has the authority to make certain investment decisions on behalf of such entities, including decisions relating to the securities of the Issuer. In connection with its investment management duties, Paramount Capital receives certain management fees and performance allocations from the Aries Trust and Aries Domestic. Dr. Rosenwald is the President and sole shareholder of Paramount Capital. Mr. Steve Kanzer, a Senior Managing Director of the Placement Agent (as defined below), joined the Board of Directors of the Issuer in connection with the initial investment by Aries Domestic and the Aries Trust in June 1996 and receives compensation for such services. Paramount Capital, Inc., (the "Placement Agent") an NASD member broker dealer and an affiliate of Aries Domestic and the Aries Trust has acted as Placement Agent for the Issuer and will receive certain fees for such services.

                  Except as indicated in this 13D and exhibits, there is no contract, arrangement, understanding or relationship between the Reporting Parties and any other person, with respect to any securities of the Issuer.


Item 7.           Material to be Filed as Exhibits:

Exhibit A -       Copy  of  an  Agreement  between  Dr.  Rosenwald,  Paramount
                  Capital,  Aries  Domestic  and  Aries  Trust  to  file  this
                  Statement on Schedule 13D on behalf of each of them.

Exhibit B -       List  of  executive  officers  and  directors  of  Paramount
                  Capital and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit C -       List of executive  officers and directors of Aries  Domestic and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit D -       List of executive  officers and directors of Aries Trust and information called for by Items 2-6 of this statement relating to said officers and directors.

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated:        August 10, 1997
              New York, NY           By /s/ Lindsay A. Rosenwald, M.D.
                                        ------------------------------
                                        Lindsay A. Rosenwald, M.D.
                                        President


                                     ARIES DOMESTIC FUND, L.P.
                                     By Paramount Capital Asset Management, Inc.
                                         General Partner

Dated:        August 10, 1997
              New York, NY           By /s/ Lindsay A. Rosenwald, M.D.
                                        ------------------------------
                                        Lindsay A. Rosenwald, M.D.
                                        President


                                     THE ARIES TRUST
                                     By Paramount Capital Asset Management, Inc.
                                         Investment Manager

Dated:        August 10, 1997
              New York, NY           By /s/ Lindsay A. Rosenwald, M.D.
                                        ------------------------------
                                        Lindsay A. Rosenwald, M.D.
                                        President


Dated:        August 10, 1997
              New York, NY           By /s/ Lindsay A. Rosenwald, M.D.
                                        ------------------------------
                                        Lindsay A. Rosenwald, M.D.

                                    EXHIBIT A

                                    AGREEMENT

                          JOINT FILING OF SCHEDULE 13D



         The undersigned hereby agrees to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersig-ned's ownership of securities of ImmunoTherapeutics, Inc. and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.



                    PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated:        August 10, 1997
              New York, NY           By /s/ Lindsay A. Rosenwald, M.D.
                                        ------------------------------
                                        Lindsay A. Rosenwald, M.D.
                                        President


                                     ARIES DOMESTIC FUND, L.P.
                                     By Paramount Capital Asset Management, Inc.
                                         General Partner

Dated:        August 10, 1997
              New York, NY           By /s/ Lindsay A. Rosenwald, M.D.
                                        ------------------------------
                                        Lindsay A. Rosenwald, M.D.
                                        President


                                     THE ARIES TRUST
                                     By Paramount Capital Asset Management, Inc.
                                         Investment Manager

Dated:        August 10, 1997
              New York, NY           By /s/ Lindsay A. Rosenwald, M.D.
                                        ------------------------------
                                        Lindsay A. Rosenwald, M.D.
                                        President


Dated:        August 10, 1997
              New York, NY           By /s/ Lindsay A. Rosenwald, M.D.
                                        ------------------------------
                                        Lindsay A. Rosenwald, M.D.

                                    EXHIBIT B

         The name and principal occupation or employment, which in each instance is with Paramount Capital Asset Management, Inc. ("Paramount Capital") located at 787 Seventh Avenue, New York, New York, 10019, of each executive officer and director of Paramount Capital is as follows:

                                                       PRINCIPAL OCCUPATION
         NAME                                               OR EMPLOYMENT
         ----                                               -------------

Lindsay A. Rosenwald, M.D.                      Chairman of the Board, President of
Paramount Capital Asset Management, Inc.,
                                                Paramount Capital Investments LLC and
                                                Paramount Capital, Inc.

Peter Morgan Kash                               Director of Paramount Capital Asset
Management, Inc., Senior Managing Director,
Paramount Capital, Inc.

Dr. Yuichi Iwaki                                Director of Paramount Capital Asset
Management, Inc., Professor, University of
Southern California School of Medicine


Item 2.

         During the five years prior to the date hereof, none of the above persons (to the best of Paramount Capital's knowledge) was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

         Please refer to Items 3-6 herein reporting the beneficial ownership.

                                    EXHIBIT C

         The name and principal occupation or employment, which is located at 787 Seventh Avenue, New York, New York, 10019, of the General Partner of Aries Domestic is as follows:

                                                    PRINCIPAL OCCUPATION
         NAME                                          OR EMPLOYMENT

Paramount Capital Asset Management, Inc.              General Partner

Exhibit B is hereby incorporated by reference.

Item 2.

         During the five years prior to the date hereof, the above person (to the best of Aries Domestic's knowledge) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

         Please refer to Items 3-6 herein reporting the beneficial ownership.

                                    EXHIBIT D

         The name and principal occupation or employment, which in the case of Paramount Capital Asset Management, Inc. is located at 787 Seventh Avenue, 44th Floor, New York, New York, 10019, of each executive officer and director of Aries Trust is as follows:

                                               PRINCIPAL OCCUPATION
         NAME                                     OR EMPLOYMENT

Paramount Capital Asset Management, Inc.      Investment Manager

MeesPierson (Cayman) Limited                  Trustee
P.O. Box 2003
British American Centre
Phase 3, Dr. Roy's Drive
George Town, Grand Cayman

         Exhibit B is hereby incorporated by reference.

Item 2.

         During the five years prior to the date hereof, neither of the above persons (to the best of Aries Trust's knowledge) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

         Please refer to Items 3-6 herein reporting the beneficial ownership.